January 6, 2025

Jeffrey Lucas
Chief Financial Officer
Bitfarms Ltd.
110 Yonge Street
Suite 1601
Toronto, Ontario
Canada M5C 1T4

        Re: Bitfarms Ltd.
            Form 40-F for the Fiscal Year Ended December 31, 2023
            Form 40-F for the Fiscal Year Ended December 31, 2022
            File No. 001-40370
Dear Jeffrey Lucas:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets